ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

December 19, 2025

Via Edgar

Mr. Bradley Ecker

Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed on December 12, 2025
File No. 333-289870

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (“Amendment No. 3”), marked to indicate changes to Amendment No. 2 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2025.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 17, 2025 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Registration Statement on Form S-1 filed December 12, 2025

General

1.	We note your revised disclosure on page 112 that you established a new validator under a custodian account. Please revise to disclose the material terms of your agreement with Crypto.com so that investors understand whether you or Crypto.com will manage the validator node, the fees you will pay for Crypto.com’s services, the unbonding period of your staked assets with the new validator node, and, to the extent that you will custody your crypto assets with Crypto.com, whether your private keys will be held in segregated accounts, the percentage of your private keys that will be held in cold storage and whether and to what extent Crypto.com insures the assets that it custodies for you. In addition, if required by Item 601 of Regulation S-K, please file the agreement as an exhibit to your registration statement.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure under the caption “Business – Our Digital Asset Treasury Segment – Our Staking Program” on pages 110-111 of Amendment No. 3, to disclose that all of the Company’s validator nodes, including those with the accounts held by the Company’s custodians, are operated by the Company. In addition, the Company has disclosed under such caption and under the caption “Business – Our Digital Asset Treasury Segment – Use of Custodians and Storage of $IP Tokens” on pages 112 of Amendment No. 3 that the Company has now entered into custody agreements with three separate custodians and has described the custody arrangements and material terms of the custody agreements with its custodians, including the items of disclosure requested by the Staff.

As the Company believes each of its custody agreements was entered into in the ordinary course of business, is on terms that generally are standard within the industry, does not require the Company to custody under such agreement a material amount of assets or any assets at all and is terminable by either party without cause on 30 days notice, the Company does not believe any of such agreements is a material agreement required to be filed by the Company as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

*        *        *

Securities and Exchange Commission

December 19, 2025

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Justin Stiefel
Heritage Distilling Holding Company, Inc.